FIRST FEDERAL BANCSHARES, INC.
                               109 E. Depot Street
                           Colchester, Illinois 62326
                                 (309) 776-3225

                           Offer to Purchase for Cash

                           Up to 560,000 Shares of its
                     Common Stock, Par Value $0.01 Per Share

                   At a Purchase Price Not Greater Than $34.00
                         Nor Less Than $31.00 Per Share

                              --------------------

          THE OFFER TO PURCHASE, PRORATION PERIOD AND WITHDRAWAL RIGHTS
                       EXPIRE AT 5:00 P.M., MOUNTAIN TIME,
                            ON FRIDAY, MAY 21, 2004,
                    UNLESS THE OFFER TO PURCHASE IS EXTENDED

                               -------------------

     We hereby invite our stockholders to tender up to 560,000 shares of our common stock for purchase by us at a price not greater than $34.00 nor less than $31.00 per share, net to the seller in cash, without interest. Our offer is being made upon the terms and subject to the terms described in this offer to purchase.

     Questions or requests for assistance or for additional copies of this offer to purchase, the letter of transmittal or other tender offer materials may be directed to Georgeson Shareholder Communications, Inc., the information agent, at the address and telephone number set forth on the back cover of this offer to purchase, and copies will be furnished promptly at our expense. Stockholders also may contact their local broker, dealer, commercial bank or trust company for assistance concerning the offer.

     No person has been authorized to make any recommendation on our behalf as to whether stockholders should tender shares pursuant to the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in this document or in the related letter of transmittal. If given or made, the recommendation and the other information and representations must not be relied upon as having been authorized by us.

                      The dealer/manager for the offer is:

                        Sandler O'Neill & Partners, L.P.

              The date of this offer to purchase is April 16, 2004

                                TABLE OF CONTENTS

Section
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                                                                            Page
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SUMMARY.......................................................................1

1.   NUMBER OF SHARES; PRIORITY OF PURCHASES; PRORATION.......................2

2.   TENDERS BY HOLDERS OF FEWER THAN 100 SHARES..............................4

3.   PROCEDURE FOR TENDERING SHARES...........................................4

4.   WITHDRAWAL RIGHTS........................................................9

5.   ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE...........9

6.   CONDITIONAL TENDER OF SHARES.............................................10

7.   CONDITIONS OF THE OFFER..................................................11

8.   PRICE RANGE OF SHARES; DIVIDENDS.........................................13

9.   PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.......................13

10.  INFORMATION CONCERNING FIRST FEDERAL BANCSHARES..........................16

11.  SOURCE AND AMOUNT OF FUNDS...............................................19

12.  INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND
     ARRANGEMENTS CONCERNING SHARES...........................................19

13.  EFFECTS OF THE OFFER ON THE MARKET FOR SHARES;
     REGISTRATION UNDER THE EXCHANGE ACT......................................23

14.  LEGAL MATTERS; REGULATORY APPROVALS......................................23

15.  FEDERAL INCOME TAX CONSEQUENCES..........................................23

16.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS......................26

17.  FEES AND EXPENSES........................................................27

18.  WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION..............................27

To the Holders of Shares of Common Stock of
First Federal Bancshares, Inc.

                                    SUMMARY

     We are inviting our stockholders to sell shares of our common stock back to us for cash. Set forth below are the material terms of this offer:

     o We will agree to purchase up to 560,000 shares of our common stock. See "Number of Shares; Priority of Purchases; Proration" on page 2 of this document.

     o We will purchase these shares within a price range of $31.00 to $34.00 per share as determined by tendering stockholders. See "Number of Shares; Priority of Purchases; Proration" on page 2 of this document. On April 12, 2004, the closing price for our shares on the Nasdaq National Market was $32.51 per share. You should obtain current market price quotations before making a decision regarding the offer.

     o Each stockholder must determine whether to sell stock, how much to sell, and at what price the stockholder is willing to sell. If you wish to sell your stock without specifying a price, you may check the appropriate box on the accompanying letter of transmittal and your shares will be considered to be tendered at the purchase price determined by us. See "Number of Shares; Priority of Purchases; Proration" on page 2 and "Procedure for Tendering Shares" on page 4 of this document and in the letter of transmittal.

     o All shares will be acquired at the same purchase price. See "Number of Shares; Priority of Purchases; Proration" on page 2 of this document.

     o If more than 560,000 shares are tendered at or below the purchase price, we will first acquire shares held by persons who own less than 100 shares and then will acquire shares from other tendering stockholders on a pro rata basis. See "Number of Shares; Priority of Purchases; Proration" on page 2 and "Tenders by Holders of Fewer Than 100 Shares" on page 4 of this document.

     o The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to other conditions. See "Conditions of the Offer" on page 11 of this document.

     o You must properly complete and deliver the letter of transmittal by 5:00 p.m., Mountain time on Friday, May 21, 2004 in order to sell your shares to us in this offer. See "Procedure for Tendering Shares" on page 4 of this document.

     o This offer is scheduled to expire at 5:00 p.m., Mountain time, on Friday, May 21, 2004. See "Number of Shares; Priority of Purchases; Proration" on page 2 of this document.

     o The offering period may be extended by our making a public announcement. See "Extension of Tender Period; Termination; Amendments" on page 26 of this document.

     o Stockholders may withdraw tendered shares at any time prior to the expiration of the offering, which is currently scheduled on May 21, 2004. Tenders will then be irrevocable until June 14, 2004, when they may be withdrawn by stockholders if they have not been accepted for payment by us. See "Withdrawal Rights" on page 9 of this document.


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

     o Written notice of a withdrawal must be provided to the depositary. The information required and method of notification is different if you hold your shares directly or through a broker. See "Withdrawal Rights" on page 9 of this document.

     o Once the price is set, conditional tenders and prorations will be considered. Then checks for all accepted tenders will be issued by the depositary. See "Acceptance for Payment of Shares and Payment of Purchase Price" on page 9 of this document.

     o We expect to announce final results on any proration within seven to ten business days of the expiration date. See "Acceptance for Payment of Shares and Payment of Purchase Price" on page 9 of this document.

     o Stockholders who don't tender will increase their percentage ownership in First Federal Bancshares. This will include our executive officers and directors and the trustee for First Federal Bancshares' employee stock ownership plan, who have advised us that they do not intend to tender any of their shares. See "Purpose of the Offer; Certain Effects of the Offer" on page 13 and "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" on page 19 of this document.

     o Generally, stockholders will be expected to recognize gain or loss on the tendered shares equal to the difference between the cash paid by us and the stockholder's basis. See "Federal Income Tax Consequences" on page 23 of this document.

              1. NUMBER OF SHARES; PRIORITY OF PURCHASES; PRORATION

General

     Upon the terms and subject to the conditions described in this document and in the letter of transmittal, we will purchase up to 560,000 shares that are validly tendered on or prior to the expiration date of the offer, and not withdrawn in accordance with section 4, at a price, determined in the manner set forth below, not greater than $34.00 nor less than $31.00 per share. The later of 5:00 p.m., Mountain time, on Friday, May 21, 2004, or the latest time and date to which the offer is extended pursuant to section 16, is referred to herein as the "expiration date." If this offer is oversubscribed as described below, only shares tendered at or below the purchase price on or prior to the expiration date will be eligible for proration. The proration period also expires on the expiration date.

     Subject to the requirements described in section 16, in accordance with the rules of the Securities and Exchange Commission (SEC), we may, and we reserve the right to, purchase an additional number of shares, not to exceed 2% of our outstanding common stock (approximately 37,300 shares), without amending or extending this offer.

     We will determine the purchase price taking into consideration the number of shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price that will enable us to purchase 560,000 shares, or such lesser number of shares as is validly tendered and not withdrawn, at prices not greater than $34.00 nor less than $31.00 per share, pursuant to this offer. This offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See section 7.

     In accordance with instruction 5 of the letter of transmittal, each stockholder who wishes to tender shares must specify the price, not greater than $34.00 nor less than $31.00 per share, at which the stockholder is willing to have us purchase the shares. Alternatively, tendering stockholders may elect to have their shares purchased at the price established by the Dutch auction tender offer process. Promptly following the expiration date, we will determine the purchase price, not greater than $34.00 nor less than $31.00 per share, that we will pay for shares validly tendered and not withdrawn pursuant to this offer, taking into account the number of shares tendered and the prices specified by tendering stockholders. All shares purchased pursuant to this offer will be purchased at the same purchase price. All shares not purchased pursuant to this offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase, will be returned to the tendering stockholders at our expense promptly following the expiration date.

     We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the offer is open by giving oral or written notice of such extension to the depositary and making a public announcement thereof. See section 16. There can be no assurance, however, that we will exercise our right to extend the offer.

     For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Mountain time.

     Copies of this offer to purchase and the related letter of transmittal are being mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

Priority of Purchases

     Upon the terms and subject to the conditions of this offer, if 560,000 or fewer shares have been validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date, we will purchase all the shares.

     Upon the terms and subject to the conditions of this offer, if more than 560,000 shares have been validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date, we will purchase shares in the following order of priority:

     First, all shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owned beneficially, as of the close of business on April 16, 2004 and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares and who validly tenders all of such shares (partial and conditional tenders will not qualify for this preference) and completes the box captioned "Odd lots" on the letter of transmittal.

     Second, after purchase of all the shares properly tendered by odd lot holders, subject to the conditional tender provisions described in section 6, all other shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date on a pro rata basis, if necessary, with appropriate adjustments to avoid purchases of fractional shares. We will purchase the same percentage of shares tendered from each tendering stockholder in this second category. We will announce the proration percentage, if it is necessary, after the offer expires.

     Finally, if necessary to permit us to purchase 560,000 shares, shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn prior to the expiration date, will, to the extent feasible, be selected for purchase by random lot in accordance with section 6. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

Proration

     If proration of tendered shares is required, we will determine the final proration factor promptly after the expiration date. Proration for each stockholder tendering shares, other than odd lot holders, will be based on the ratio of the number of shares tendered by the stockholder to the total number of shares tendered by all stockholders, other than odd lot holders, subject to the conditional tender provisions described in section 6. This ratio will be applied to stockholders tendering shares to determine the number of shares, rounded up to the nearest whole share, that will be purchased from each stockholder pursuant to our offer.


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

     Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described in section 3, and because of the odd lot procedures described in section 2 and the conditional tender procedures described in section 6, we do not expect that we will be able to announce the final proration percentage until seven to ten business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Stockholders may obtain preliminary proration information from the information agent, and may be able to obtain this information from their brokers. In the event of a proration, we anticipate that we will commence payment on the tendered shares within ten business days after the expiration date. Despite any proration, we will commence payment on the tendered shares promptly after the expiration date.

     As described in section 15, the number of shares that we will purchase from a stockholder under our offer may affect the United States federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder's decision whether or not to tender shares. The letter of transmittal affords each stockholder the opportunity to designate the order of priority in which shares are to be purchased in the event of proration, should a stockholder decide to do so for federal income tax reasons. In addition, stockholders may choose to submit a "conditional tender" under the procedures described in section 6 in order to structure their tender for federal income tax reasons.

                 2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

     Except to the extent that our purchase would result in the delisting of our common stock on the Nasdaq National Market, all shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owned beneficially as of the close of business on April 16, 2004, and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares. Partial or conditional tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more shares, even if the holders have separate stock certificates for fewer than 100 shares. By accepting this offer, a stockholder owning beneficially fewer than 100 shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction effected on a securities exchange.

     As of April 1, 2004, there were approximately 600 holders of record of our common stock. Approximately 198 of these holders of record held individually fewer than 100 shares and held in the aggregate approximately 6,615 shares. Because of the large number of shares held in the names of brokers and nominees, we are unable to estimate the number of beneficial owners of fewer than 100 shares or the aggregate number of shares they own. Any stockholder wishing to tender all of his or her shares pursuant to this section should complete the box captioned "Odd Lots" on the letter of transmittal.

                        3. PROCEDURE FOR TENDERING SHARES

     To tender shares pursuant to our offer, either (1) or (2) below must occur:

     (1) A properly completed and duly executed letter of transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the letter of transmittal, must be received by the depositary at its address set forth on the back cover of this offer to purchase and either (i) certificates for the shares to be tendered must be received by the depositary at such address or
          (ii) the shares must be delivered pursuant to the procedures for book-entry transfer described below, and a confirmation of the delivery received by the depositary including an agent's message (described under "Book Entry Delivery" below), in each case on or prior to the expiration date.

     (2) You must comply with the guaranteed delivery procedure set forth below.


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

     In accordance with instruction 5 of the letter of transmittal, if you desire to tender shares, you must specify the price or prices, not greater than $34.00 nor less than $31.00 per share, at which you are willing to sell your shares. Prices may be specified in increments of $0.50. Alternatively, if you desire to tender your shares, you can choose not to specify a price and, instead, specify that you will sell your shares at the purchase price selected by us for shares properly tendered in our offer. By following the instructions to the letter of transmittal, you can specify one minimum price for a specified portion of your shares and a different minimum price for other specified shares. You also can condition your tender of shares on the purchase of all or a specified minimum number of your shares being purchased.

     If you wish to maximize the chance that your shares will be purchased at the purchase price we select, you should check the box in the section of the letter of transmittal next to "Shares Tendered At Price Determined By Dutch Auction." This means that you will accept the purchase price we select in accordance with the terms of our offer. Note that this election could result in your shares being purchased at the minimum price of $31.00 per share and could contribute to lowering the purchase price we ultimately select.

     If you wish to tender shares at more than one price you must complete separate letters of transmittal for each price at which shares are being tendered. The same shares cannot be tendered at more than one price.

     In cases where shares are tendered by a registered holder of our common stock who has completed either the box entitled "Special payment instructions" or the box entitled "Special delivery instructions" in the letter of transmittal, all signatures on the letters of transmittal must be guaranteed by an "eligible institution." An "eligible institution" is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an "eligible guarantor institution," as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934. If the certificates are registered in the name of a person other than the signer of the letter of transmittal, or if certificates for unpurchased shares are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

     A tender of shares pursuant to the procedures described in this section will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of our offer.

     The method of delivering all documents, including certificates for shares, the letter of transmittal and any other required documents, is at your election and risk. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

     All deliveries in connection with our offer, including a letter of transmittal and certificates for shares, must be made to the depositary and not to us or the book-entry transfer facility. Any documents delivered to us or the book-entry transfer facility will not be forwarded to the depositary and therefore will not be deemed to be properly tendered. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery

     The depositary will establish an account with respect to the shares at the book-entry transfer facility for purposes of our offer within two business days after the date of this document. Any financial institution that is a participant in the system of the book-entry transfer facility may make book-entry delivery of shares by causing the book-entry transfer facility to transfer the shares into the depositary's account in accordance with the depositary's procedure for the transfer. Even though delivery of shares may be effected through book-entry transfer into the depositary's account at the book-entry transfer facility, either (1) or (2) below must occur for a valid tender:

     (1) A properly completed and duly executed letter of transmittal or a manually signed copy thereof, or an agent's message, as defined below, together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover of this offer on or prior to the expiration date.


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

     (2) You must comply with the guaranteed delivery procedures set forth below.

     Delivery of the letter of transmittal (or other required documentation) to the book-entry transfer facility does not constitute delivery to the depositary.

     The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the depositary and forming a part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from the participant in the book-entry transfer facility tendering the shares, that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant.

Guaranteed Delivery

     If you want to tender your shares pursuant to our offer but your share certificates are not immediately available, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary prior to the expiration date, you can still tender your shares if all the following conditions are met:

     o    the tender is made by or through an eligible institution;

     o the depositary receives by hand, mail, overnight courier or facsimile transmission, prior to the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this document, with signatures guaranteed by an eligible institution; and

     o the depositary receives, within three trading days after the date of its receipt of the notice of guaranteed delivery,

          o the certificates for all tendered shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer as described above,

          o a properly completed and duly executed letter of transmittal or facsimile of it, or an agent's message in the case of a book-entry transfer, and

          o    any other documents required by the letter of transmittal.

     In any event, the exchange of the purchase price for shares tendered and accepted for purchase pursuant to our offer will be made only after timely receipt by the depositary of certificates for the shares, properly completed, duly executed letter(s) of transmittal and any other required documents.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance or purchase of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive prior to the expiration date any condition (other than the nonwaivable conditions) or any defect or irregularity in the tender of any shares. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Our interpretation of the terms and conditions of our offer (including this document, the letter of transmittal and its instructions and other offer materials) will be final and binding. Neither we, the depositary nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares or will incur any liability for failure to give any such notification.


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

Procedure for Shares Held By Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

     If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the broker, dealer, commercial bank, trust company or other nominee if you wish to tender your shares. You should contact your broker, dealer, commercial bank, trust company or other nominee in sufficient time to permit notification of your desire to tender to reach the depositary by the expiration date of our offer.

Procedure For Shares Held in First Federal Bank's 401(k) Plan

     Participants in the First Federal Bank Employee's Savings & Profit Sharing Plan and Trust (401(k) Plan) may instruct the Pentegra Group, the recordkeeper for the 401(k) Plan, to authorize and direct the Bank of New York, as the directed trustee of the plan's assets, to tender some or all of the shares allocated to a participant's account by following the instructions in the letter to 401(k) Plan participants furnished separately and returning it to the Pentegra Group in accordance with those instructions. All documents furnished to stockholders generally in connection with the offer will be made available to a participant whose plan accounts are credited with shares. Participants in the plan cannot use the letter of transmittal to direct the tender of shares, but must use the separate instruction letter sent to them. If you hold any shares in addition to shares you hold under the 401(k) Plan and you wish to tender the additional shares as well, you should follow the procedures set forth elsewhere in this document and the related letter of transmittal with respect to the tender of the additional shares.

     Our 401(k) Plan is prohibited from selling shares to us for a price that is less than the prevailing market price. Accordingly, if a participant in the plan elects to tender shares at a price that is lower than the closing price of our common stock on the Nasdaq National Market on the expiration date, the tender price elected by the participant will be deemed to have been increased to the closest tender price that is not less than the closing price of our common stock on the Nasdaq National Market on the expiration date. This could result in such shares not being purchased in the offer.

     Delivery of a letter of transmittal by a plan participant does not constitute proper tender of his or her shares in the 401(k) Plan. Proper tender can only be made by the directed trustee, which is the record owner of the shares held in the plan. We have been advised that if the Pentegra Group has not received a participant's instructions at least five business days prior to the expiration date, it will not instruct the directed trustee to tender any shares held on behalf of the participant in the plan.

     The proceeds received by the 401(k) Plan from any tender of shares from a participant's plan account will be reinvested in the Money Market Fund. Once the tender proceeds have been credited to the participant's plan account, the participant may reallocate his or her investments among the various investment funds under the plan in the usual manner.

Your Representations and Warranties; Our Acceptance Constitutes an Agreement

     It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934 for a person, directly or indirectly, to tender shares for that person's own account unless, at the time of tender and at the end of the proration period, the person so tendering:

     o has a "net long position" equal to or greater than the amount of (x) shares tendered or (y) securities immediately convertible into, or exchangeable or exercisable for, the subject securities, and

     o will deliver or cause to be delivered the shares in accordance with the terms of the tender offer.

     Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.


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

     A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of our offer, as well as your representation and warranty to us that:

     o you have a "net long position" in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4, and

     o    the tender of shares complies with Rule 14e-4.

     Our acceptance for payment of shares tendered under our offer will constitute a binding agreement between you and us upon the terms and conditions of our offer described in this and related documents.

Federal Backup Withholding Tax

     Under the United States federal backup withholding tax rules, 28% of the gross proceeds payable to a stockholder or other payee in the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that this number is correct or otherwise establishes an exemption. If the depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, each tendering stockholder should complete and sign the substitute Form W-9 included as part of the letter of transmittal in order to provide the information and certification necessary to avoid backup withholding, unless the stockholder otherwise establishes to the satisfaction of the depositary that the stockholder is not subject to backup withholding.

     Certain stockholders (including, among others, all corporations and certain foreign stockholders in addition to foreign corporations) are not subject to these backup withholding rules. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an Internal Revenue Service Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. The applicable form can be obtained from the depositary. See Instruction 10 of the letter of transmittal.

     To prevent federal backup withholding tax equal to 28% of the gross payments made to stockholders for shares purchased under our offer, each stockholder who does not otherwise establish an exemption from the withholding must provide the depositary with the stockholder's correct taxpayer identification number and provide other information by completing the substitute Form W-9 included with the letter of transmittal.

     Each stockholder is urged to consult with his or her own tax advisor regarding his, her or its qualifications for exemption from backup withholding and the procedure for obtaining any applicable exemption.

     For a discussion of United States federal income tax consequences to tendering stockholders, see section 15.

Lost or Destroyed Certificates

     If your certificate(s) for part or all of your shares have been lost, stolen, misplaced or destroyed, indicate that fact on the letter of transmittal, which should then be delivered to the depositary after being otherwise properly completed and duly executed. In such event, the depositary will forward additional documentation necessary to be completed in order to effectively replace the lost or destroyed certificate(s). See instruction 13 of the letter of transmittal.

                              4. WITHDRAWAL RIGHTS

     Tenders of shares made pursuant to the offer may be withdrawn at any time prior to the expiration date. Thereafter, tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, Mountain time, June 14, 2004 unless previously accepted for payment by us as provided in this offer to purchase. If we extend the period of time during which the offer is open, are delayed in purchasing shares or are unable to purchase shares pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the depositary may, on our behalf, retain all shares tendered, and the shares may not be withdrawn except as otherwise provided in this section 4, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, which provides that the issuer making the tender offer shall either pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of the tender offer.

     Withdrawal of Shares Held in Physical Form. For a withdrawal to be effective, a holder of shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to the depositary at its address set forth on the back cover page of this offer before the expiration date, which notice must contain: (1) the name of the person who tendered the shares; (2) a description of the shares to be withdrawn; (3) the certificate numbers shown on the particular certificates evidencing the shares; (4) the signature of the stockholder executed in the same manner as the original signature on the letter of transmittal, including any signature guarantee, if such original signature was guaranteed; and (5) if the shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal that lacks any of the required information will not be an effective withdrawal of a tender previously made.

     Withdrawal of Shares Held with the Book-Entry Transfer Facility. For a withdrawal to be effective, a holder of shares held with the book-entry transfer facility must: (1) call his or her broker and instruct the broker to withdraw the tender of shares by debiting the depositary's account at the book-entry transfer facility for all shares to be withdrawn; and (2) instruct the broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the depositary on or before the expiration date. The notice of withdrawal shall contain (a) the name of the person who tendered the shares; (b) a description of the shares to be withdrawn; and (c) if the shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal that lacks any of the required information will not be an effective withdrawal of a tender previously made.

     Any permitted withdrawals of tenders of shares may not be rescinded, and any shares so withdrawn will thereafter be deemed not validly tendered for purposes of the offer; provided, however, that withdrawn shares may be re-tendered by following the procedures for tendering prior to the expiration date.

     All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. Neither we, the dealer/manager, the information agent, the depositary nor any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

       5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

     Upon the terms and subject to the conditions of the offer and promptly after the expiration date, we will determine the purchase price, taking into consideration the number of shares tendered and the prices specified by tendering stockholders, announce the purchase price and, subject to the proration and conditional tender provisions of the offer, accept for payment and pay the purchase price for shares validly tendered and not withdrawn at or below the purchase price. Thereafter, payment for all shares validly tendered on or prior to the expiration date and accepted for payment pursuant to the offer will be made promptly by the depositary by check. Payment for shares accepted pursuant to the offer will be made only after timely receipt by the depositary of: (1) certificates for such shares or confirmation of a book-entry transfer of such shares into the depositary's account at the book-entry transfer facility;
(2) a properly completed and duly executed letter of transmittal or a manually signed copy thereof, with any required signature guarantees, or, in the case of a book-entry delivery, an agent's message; and (3) any other required documents.

     For purposes of the offer, we shall be deemed to have accepted for payment, and thereby purchased, subject to proration and conditional tenders, shares that are validly tendered and not withdrawn as, if and when we give oral or written notice to the depositary of our acceptance for payment of the shares. In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. However, we do not expect to be able to announce the final results of any such proration until approximately seven to ten business days after the expiration date. We will pay for shares that we have purchased pursuant to the offer by depositing the aggregate purchase price therefor with the depositary. The depositary will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders, regardless of any delay in making such payment.

     Certificates for all shares not purchased pursuant to this offer to purchase will be returned, or, in the case of shares tendered by book-entry transfer, the shares will be credited to an account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, promptly following the expiration date without expense to the tendering stockholder.

     Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required. See section
1. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the offer. See section 7.

     We will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to us or our order pursuant to the offer. If, however, payment of the purchase price is to be made to, or a portion of the shares delivered, whether in certificated form or by book-entry, but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered shares are registered in the name of any person other than the person signing the letter of transmittal, unless the person is signing in a representative or fiduciary capacity, the amount of any stock transfer taxes, whether imposed on the registered holder, such other person or otherwise, payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See instruction 7 to the letter of transmittal.

     Any tendering stockholder or other payee who fails to complete fully and sign the substitute Form W-9 included in the letter of transmittal or, in the case of a foreign individual, a Form W-8, may be subject to required federal income tax withholding of 28% of the gross proceeds paid to such stockholder or other payee pursuant to the offer. See section 3.

                         6. CONDITIONAL TENDER OF SHARES

     Under certain circumstances and subject to the exceptions set forth in section 1, we may prorate the number of shares purchased pursuant to the offer. As discussed in section 15, the number of shares to be purchased from a particular stockholder might affect the tax treatment of the purchase for the stockholder and the stockholder's decision whether to tender. Each stockholder is urged to consult with his or her own tax advisor. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder's shares tendered pursuant to a letter of transmittal must be purchased if any shares so tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned "Conditional Tender" in the letter of transmittal.

     Any tendering stockholders wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares to be tendered. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any stockholder, tendered pursuant to a letter of transmittal, below the minimum number so specified, the tender will automatically be regarded as withdrawn, except as provided in the next paragraph, and all shares tendered by the stockholder pursuant to the applicable letter of transmittal will be returned promptly thereafter.

     If conditional tenders that would otherwise be so regarded as withdrawn would cause the total number of shares to be purchased to fall below 560,000, then, to the extent feasible, we will select enough conditional tenders that would otherwise have been so withdrawn to permit us to purchase 560,000 shares. In selecting among these conditional tenders, we will select by lot and will limit our purchase in each case to the minimum number of shares designated by the stockholder in the applicable letter of transmittal as a condition to his or her tender.

                           7. CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of our offer, we will not be required to accept for purchase or purchase any shares, may postpone the acceptance for purchase of or the purchase of shares tendered, and may cancel, terminate or amend our offer as provided herein if any of the following conditions are not satisfied or waived on or before the expiration date.

Avoidance of Rule 13e-3 Transaction Condition

     We may amend or terminate the offer, and will not be required to accept for purchase any shares tendered if, in our good faith reasonable judgment, any purchase of shares under the offer could result in the offer being considered a "going private transaction" under Rule 13e-3 of the Securities Exchange Act of 1934, that is,

     o if our purchase of shares pursuant to this offer would result in our common stock being held of record by fewer than 300 persons; or

     o if our purchase of shares pursuant to this offer would result in our common stock no longer being authorized for trading on the Nasdaq National Market System.

     As of April 1, 2004, there were approximately 600 record holders of our shares.

     This condition is a nonwaivable condition to our offer.

No Legal Prohibition Condition

     We will not be obligated to close the offer if a preliminary or permanent injunction, decree or order has been entered by any governmental authority, or another legal restraint or prohibition is in effect, that enjoins, restrains or prohibits our offer or, in our reasonable judgment, could materially and adversely affect our business, financial condition, income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business. As of the date of this document, no such injunction, decree, order, restraint or prohibition exists, nor to our knowledge has any of the foregoing been threatened. However, we can give no assurance that an injunction, decree, order, restraint or prohibition will not exist in the future. This condition is a nonwaivable condition to our offer.

Material Adverse Change Condition

We will not be obligated to close our offer if, after the date of this document, any of the following has occurred:

     o the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

     o any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

     o the commencement of war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

     o any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our reasonable judgment, might materially affect the extension of credit by banks or other lending institutions in the United States;

     o a decrease in the market price of our shares of more than 15% measured from the close of trading on April 15, 2004, the last trading day preceding the date this offer was announced, and the close of trading on the last trading day prior to expiration of this offer or any change in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our business, financial condition, income, operations or prospects, or on the trading in our shares;

     o in the case that any of the foregoing conditions existed at the time of the announcement of our offer, a material acceleration or worsening of those conditions;

     o any decline in the Dow Jones Industrial Average, the Standard & Poor's Index of 500 Industrial Companies or the Nasdaq National Market Composite Index by an amount in excess of 10% measured from the close of business on April 15, 2004; or

     o any change in our business, financial condition, income, operations or prospects that, in our reasonable judgment, is or may be materially adverse to us.

     We reserve the right (but are not obligated), subject to the rules and regulations of the SEC, to waive this condition, in whole or in part, on or before the expiration date.

No Competing Offer Condition

     We will not be obligated to close our offer if, after the date of this document, a tender or exchange offer with respect to some or all of the shares (other than our offer), or merger, acquisition proposal or other business combination for First Federal Bancshares has been proposed, announced or made by another person or we have learned that:

     o any person or "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise (other than as disclosed in a Schedule 13D or 13G (or an amendment thereto) on file with the SEC on the date of this document);

     o any such person or group that on or prior to the date of this document had filed such a Schedule with the SEC thereafter has acquired or has proposed to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise, beneficial ownership of additional shares representing 2.0% or more of the outstanding shares; or

     o any person or group has filed an application or notice with a federal banking regulator, reflecting an intent to acquire First Federal Bancshares or any of the shares.

     We are not aware of any such event having occurred. In any event, we reserve the right (but are not obligated), subject to the rules and regulations of the SEC, to waive this condition, in whole or in part, prior to the expiration date.

Effect of Failing to Satisfy Conditions

     If any of the conditions have not been satisfied or, if waivable, waived by the expiration date, we may elect either to:

     o extend the expiration date and our offer and retain all shares tendered until the expiration date of the offer as extended, subject to the right of a tendering stockholder to withdraw his or her shares;

     o waive the conditions (other than the condition regarding going private and the condition regarding no legal prohibitions), extend our offer for a period of ten business days if our offer is scheduled to expire prior thereto if such waiver constitutes a material change in our offer, and thereafter purchase all properly tendered shares; or

     o terminate our offer and purchase none of the shares and return all tendered shares.

     We will not accept for purchase any shares pursuant to our offer until such time as the conditions have been satisfied or waived.

                       8. PRICE RANGE OF SHARES; DIVIDENDS

     Our common stock is listed on the Nasdaq National Market under the symbol FFBI. The following table sets forth the high and low sales prices, and dividends declared, for our common stock as reported on the Nasdaq National Market.

                                                                  Dividends
                                    High             Low          Declared
                                -------------    ------------    ------------
          2002
          1st Quarter              $17.00           $16.01            $.08
          2nd Quarter               18.48            16.60             .08
          3rd Quarter               19.85            17.50             .08
          4th Quarter               20.75            17.60             .08

          2003
          1st Quarter               21.00            19.95             .08
          2nd Quarter               24.50            20.79             .11
          3rd Quarter               32.95            23.31             .11
          4th Quarter               36.00            31.61             .11

          2004
          1st Quarter               35.90            32.16             .11
          2nd Quarter               33.13            32.50               -
            (through April
            12, 2004)

     On April 12, 2004, the closing price of the shares on the Nasdaq National Market was $32.51 per share. Stockholders are urged to obtain current market quotations for the shares.

              9. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     We are making this offer because our board of directors believes that the purchase of shares is an attractive use of a portion of our available capital and is consistent with our long-term goal of increasing stockholder value. We believe we have adequate sources of capital to complete the share repurchase and pursue business opportunities.

     The offer is designed to restructure our balance sheet in order to increase return on equity and earnings per share by reducing the amount of equity and shares outstanding. Based upon the current market price of our shares, we believe that the purchase of shares is an attractive use of funds. Following the purchase of the shares, we believe funds provided by earnings, combined with other sources of liquidity, will be adequate to meet our funding needs for the foreseeable future. Upon completion of the offer, we expect that First Federal Bancshares and our wholly owned subsidiary bank, First Federal Bank, will continue to maintain the highest regulatory standards for capital.

     Since our initial public offering, our capital base has not only exceeded all applicable regulatory standards but also the amount of capital needed to support our banking business. Upon completion of our initial public offering in September 2000, we had an equity to assets ratio of 18.8%, which was well in excess of industry standards, regulatory requirements and an amount necessary to execute our long term business plan. Since the time we went public, our board of directors has continuously sought ways to enhance our value and utilize our excess capital, focusing on a combination of regular cash dividends, stock repurchases and growth through acquisitions. We introduced a regular quarterly cash dividend in the fourth quarter of 2000 at $0.05 per share, increasing this over time to its current rate of $0.11 per share, a 120.0% increase since the initial dividend. Since September 28, 2001, when it became legally permissible for us to repurchase our shares, we have repurchased 766,176 shares, or 34.2% of the shares issued in our initial public offering, at a total cost of $16.6 million. In November 2002, we acquired PFSB Bancorp, Inc., which had assets of $73.8 million and three banking offices in northeast Missouri. As of December 31, 2003, our equity to assets ratio stood at 12.6%.

     In October 2003, our board of directors authorized the repurchase of up to 220,000 shares of our common stock. As of April 16, 2004 we have not repurchased any of those shares. The primary reason that no shares have been repurchased under the current authorization is that we had suspended repurchase activity while we were engaged in discussions regarding the possible acquisition by us of another company. In mid-March it became clear that we could not agree on pricing terms with the other company, so we mutually terminated discussions. At that time, our board of directors determined to terminate our existing repurchase program and pursue this offer as an alternative to using our excess capital. Our board of directors determined that this offer would enable us to complete the repurchase of our shares more quickly than an open market repurchase program.

     Having determined to repurchase shares pursuant to a modified Dutch auction tender offer, our board of directors decided that it would be in the best interests of stockholders to conduct the tender offer as soon as possible. This required postponing our previously scheduled annual meeting so that the tender offer would not prevent the accurate tabulation of votes cast at the meeting. Shares that we acquire pursuant to this offer will become treasury shares and cannot be voted at a meeting of stockholders. We determined that if the tender offer was completed before the annual meeting, but after the record date for determining stockholders eligible to vote, it would not be possible to determine which shares held in street name would be entitled to vote at the annual meeting. An accurate tabulation of votes cast at our annual meeting would be of particular importance this year as a stockholder group led by Lawrence Seidman has nominated two persons for election as directors and has filed preliminary proxy materials with the SEC to solicit proxies in opposition to the board of directors' nominees.

     At the time our board of directors approved this offer, the directors were aware that one of Mr. Seidman's suggestions was that we accelerate our stock repurchase activity and that he had expressed, in general terms, the size and price level of a tender offer that he would like us to undertake. We did not negotiate the size and price range of this offer with Mr. Seidman, we have no agreement with Mr. Seidman or any other member of his group as to whether they will tender any of their shares and we do not know whether or not he or any other member of his group will tender their shares. However, we did inform Mr. Seidman that our board of directors' was contemplating pursuing a tender offer and that this would necessitate postponing the annual meeting. If Mr. Seidman and members of his group tender all of their shares in our offer and those shares are purchased, Mr. Seidman and his group will not be entitled to nominate their own candidates for election as directors at our rescheduled annual meeting. On the other hand, if Mr. Seidman and members of his group do not tender their shares in our offer, their percentage ownership in First Federal Bancshares would increase as a result of the completion of our offer.

     As Mr. Seidman and his group disclosed in their preliminary proxy materials, our President and Chief Executive Officer, James J. Stebor, was contacted in February 2004 by another company for the purpose of discussing a potential business combination. Mr. Stebor had an informal meeting with a representative of the other company, but no offer was made and pricing terms were not discussed. Our board of directors determined not to pursue this potential business combination because, at that time, we were involved in discussions to acquire another company and were considering this tender offer as an alternative to making an acquisition. When our board of directors approved this offer, it did not consider soliciting offers to acquire First Federal Bancshares as an alternative.

     In setting the price range for our offer, our board of directors considered the funds available held by First Federal Bancshares, the available capital that could be distributed by First Federal Bank to First Federal Bancshares, the resulting regulatory capital levels at First Federal Bank, and the increase in pro forma earnings per share and decrease in pro forma book value per share that would result from the completion of the offer. The goal of our board of directors was to structure the size and price of our offer so that it would be appealing to stockholders who may be interested in selling their shares and beneficial to stockholders who may be interested in retaining their shares.

     We believe the offer may be attractive from the perspective of our stockholders for the following reasons:

     o The offer gives stockholders liquidity by giving them opportunity to determine the price or prices, not greater than $34.00 per share or less than $31.00 per share, at which they are willing to sell all or a portion of their shares and, if those shares are purchased in our offer, to sell their shares for cash without the usual transaction costs associated with open-market sales.

     o The offer provides stockholders with the opportunity to sell their shares for a price that may be greater than market prices prevailing prior to the announcement of the offer.

     o Any odd lot holders whose shares are purchased pursuant to the offer not only will avoid the payment of brokerage commissions for their sale of shares directly to us, but also will avoid any applicable odd lot discounts payable on sales of odd lots.

     o To the extent the purchase of shares in the offer results in a reduction in the number of stockholders of record, the costs to us for services to stockholders will be reduced.

     o The offer allows stockholders to sell a portion of their shares while retaining a continuing ownership interest in First Federal Bancshares, subject to the attendant risk and rewards associated with owning equity securities.

     o Stockholders who do not tender their shares pursuant to the offer will realize a proportionate increase in their relative ownership interest in First Federal Bancshares and, thus, in First Federal Bancshares' future earnings and assets, subject to our right to issue additional shares and other equity securities in the future.

     The offer also presents some potential risks and disadvantages to us and our continuing stockholders:

     o The offer will result in a decrease in the amount of cash held by First Federal Bancshares and First Federal Bank. However, after completion of the offer, we expect First Federal Bank to continue to maintain the highest regulatory capital ranking.

     o The offer will reduce our "public float" (the number of shares owned by outside stockholders and available for trading in the securities markets). This may result in lower stock prices or reduced liquidity in the trading markets for our common stock in the future. However, based upon published guidelines of the Nasdaq National Market, we believe that following our purchase of shares pursuant to the offer, our remaining shares will continue to qualify to be listed on the Nasdaq National Market.

     If we purchase fewer than 560,000 shares pursuant to the offer, we may repurchase the remainder of the shares on the open market, in privately negotiated transactions or otherwise. In the future, we also may determine to purchase additional shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the offer. Rule 13e-4 under the Securities Exchange Act of 1934, however, prohibits us and our affiliates from purchasing any shares, other than pursuant to the offer, until at least ten business days after the expiration date. Any future purchases of shares by us would depend on many factors, including the market price of the shares, our business and financial position, and general economic and market conditions.

     Neither First Federal Bancshares nor our board of directors makes any recommendation to any stockholder as to whether to tender all or any shares. Each stockholder must make his or her own decision whether to tender shares and, if so, how many shares to tender and at what price. Our directors, officers and employees who own shares may participate in the offer on the same basis as our other stockholders. We have been advised that none of our directors and executive officers intend to tender their shares pursuant to the offer. We have also been advised that the trustee of the ESOP does not intend to tender any shares pursuant to the offer. See section 12 for information about the stock ownership of our directors and executive officers.

Use of Shares Acquired

     Shares we acquire pursuant to the offer will be placed in our treasury and may be restored to the status of authorized and unissued shares. These shares will be available for us to issue without further stockholder action, except as required by applicable law, or the rules of the Nasdaq National Market or any other securities exchange on which the shares are listed, for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit plans. We have no current plans for reissuance of the shares repurchased pursuant to the offer.

               10. INFORMATION CONCERNING FIRST FEDERAL BANCSHARES

     First Federal Bancshares is the holding company and sole stockholder of First Federal Bank. In September 2000, First Federal Bank converted from a federally chartered mutual savings bank into a federally chartered stock savings bank and became a wholly owned subsidiary of First Federal Bancshares. First Federal Bank is an independent, community-oriented financial institution. The main office of First Federal Bancshares and First Federal Bank is located at 109
E. Depot Street, Colchester, Illinois 62326; telephone number (309) 776-3225.

     First Federal Bank operates as a community-oriented financial institution, specializing in the acceptance of retail deposits from the general public in the areas surrounding its eight full-service banking offices and using those funds, together with funds generated from operations and borrowings, to originate loans. The principal lending activity of First Federal Bank is the origination of mortgage loans for the purpose of purchasing or refinancing one- to four-family residential property. First Federal Bank also originates multi-family and commercial real estate loans, residential construction loans, commercial business loans and a variety of consumer loans. First Federal Bank originates loans primarily for long-term investment purposes. First Federal Bank also invests in mortgage-backed securities, securities issued by the U.S. Government and state and local governments, and other permissible investments.

     First Federal Bank's results of operations are dependent primarily on net interest income and fee income. Net interest income is the difference between the interest income earned on its loans, mortgage-backed securities and investment portfolio and its cost of funds, consisting of interest paid on its deposits and borrowed money. First Federal Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

     First Federal Bank is subject to examination by the Office of Thrift Supervision and the FDIC. First Federal Bancshares, as a savings and loan holding company, is subject to examination by the Office of Thrift Supervision.

          Summary Unaudited Historical Consolidated Financial Data and
             Summary Unaudited Pro Forma Consolidated Financial Data
                (all amounts in thousands except per share data)

     The following summary unaudited historical consolidated financial data has been derived from the consolidated financial statements of First Federal Bancshares. The data should be read in conjunction with the consolidated financial statements and notes thereto included in First Federal Bancshares's Annual Report on Form 10-K for the year ended December 31, 2003. Copies of this report may be obtained as described in section 18 of this offer.

                                                                                             Pro Forma
                                                                                         December 31, 2003
                                                              Historical        -------------------------------------
                                                             December 31,           $31.00               $34.00
                                                                 2003              per share           per share
                                                           -----------------    ----------------    -----------------
                                                                 (dollars in thousands, except per share data)
Balance Sheet Data:
ASSETS
Cash and cash equivalents                                          $ 29,124            $ 18,669             $ 16,989
Securities                                                          160,337             160,337              160,337
Loans receivable, net                                               131,935             131,935              131,935
Other assets                                                          7,334               7,646                7,646
                                                           -----------------    ----------------    -----------------
Total assets                                                       $328,730            $318,587             $316,907
                                                           =================    ================    =================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits                                                           $271,850             271,850              271,850
Borrowings                                                            6,000              13,217               13,217
Other liabilities                                                     9,487               9,487                9,487
                                                           -----------------    ----------------    -----------------
Total liabilities                                                   287,337             294,554              294,554

Stockholders' equity:
Common stock and additional paid-in capital,
    net of unearned ESOP and unearned stock awards                   20,918              20,918               20,918
Treasury stock                                                       (9,902)            (27,262)             (28,942)
Retained earnings                                                    30,180              30,180               30,180
Accumulated other comprehensive income                                  197                 197                  197
                                                           -----------------    ----------------    -----------------
Total stockholders' equity                                           41,393              24,033               22,353
                                                           -----------------    ----------------    -----------------
Total liabilities and stockholders' equity                         $328,730            $318,587             $316,907
                                                           =================    ================    =================

Shares outstanding (1)                                            1,733,092           1,173,092            1,173,092
Book value per share(2)                                              $23.88              $20.49               $19.05

(1)  Exclusive of treasury stock and unearned ESOP shares.
(2) Represents total equity divided by shares outstanding, exclusive of treasury stock and unearned ESOP shares.

                                                            Historical                           Pro Forma
                                                 ---------------------------------    --------------------------------
                                                            Year ended                          Year ended
                                                           December 31,                      December 31, 2003
                                                 ---------------------------------    --------------------------------
                                                                                         $31.00            $34.00
                                                      2003              2002            per Share         per Share
                                                 ---------------    --------------    --------------    --------------
                                                            (dollars in thousands, except per share data)
Income Statement Data:
Total interest income                                   $15,311           $13,092           $15,238           $15,224
Total interest expense                                    6,555             6,154             6,976             6,976
                                                 ---------------    --------------    --------------    --------------
Net interest income                                       8,756             6,938             8,262             8,248
Provision for loan losses                                    90                 7                90                90
                                                 ---------------    --------------    --------------    --------------
  Net interest income after provision
   for loan losses                                        8,666             6,931             8,172             8,158
Total non-interest income                                 2,493               573             2,493             2,493
Total non-interest expense                                6,776             4,443             6,776             6,776
                                                 ---------------    --------------    --------------    --------------
Income before income taxes                                4,383             3,061             3,889             3,875
Provision for income taxes                                1,551             1,124             1,371             1,366
                                                 ---------------    --------------    --------------    --------------
Net income                                               $2,832            $1,937            $2,518            $2,509
                                                 ===============    ==============    ==============    ==============

Per share data:
Earnings per share - basic                                $1.58             $1.09             $2.03             $2.03
Earnings per share - diluted                              $1.48             $1.07             $1.87             $1.86
Weighted average shares outstanding
  Basic                                               1,798,428         1,776,719         1,238,428         1,238,428
  Diluted                                             1,909,273         1,815,540         1,349,273         1,349,273
Selected financial ratios:
Return on average equity                                   6.26%             4.49%             9.09%             9.64%
Return on average assets                                   0.88%             0.77%             0.80%             0.81%

               Notes to Unaudited Pro Forma Financial Information

(1) The pro forma financial information reflects the repurchase of 560,000 shares at $31.00 and $34.00 per share, as appropriate.

(2) The balance sheet data give effect to the purchase of shares as of the balance sheet date. The income statement data give effect to the purchase of shares as of the beginning of each period presented.

(3) The pro forma data assumes that funds used to purchase shares included $6,905,000 received from the issuance of trust preferred securities. The pro forma data assumes a rate of interest of 5.838% on the trust preferred securities and an incremental tax rate of 36.50%.

(4) No effect has been given to the cost incurred in connection with this offer. These costs are not expected to be material and will be capitalized as part of the cost of the shares purchased.

                         11. SOURCE AND AMOUNT OF FUNDS

     Assuming that we purchase the maximum of 560,000 shares pursuant to this offer at the highest price of $34.00 per share, the total amount required by us to purchase these shares will be $19.0 million, exclusive of fees and other expenses. We will fund the purchase with cash on hand and dividends from First Federal Bank.

     On March 18, 2004, we established FFBI Capital Trust I (the "Trust") as a business trust for the purpose of issuing trust preferred securities in a private placement conducted as part of a pooled offering. On March 25, 2004, the Trust issued $7.0 million in trust preferred securities in the form of capital securities and issued approximately $217,000 of trust common securities to us. The Trust used the proceeds of these issuances to purchase $7.2 million of our junior subordinated debt securities due April 6, 2034. The interest rate on the debt securities and the trust preferred securities is fixed at 5.838% for a period of five years and thereafter will be variable and adjustable quarterly at 2.80% over three-month LIBOR. The debt securities are the sole assets of the Trust and are subordinate to all of our existing and future obligations for borrowed money, our obligations under letters of credit and certain derivative contracts, and any guarantees by us of any such obligations. The trust preferred securities generally rank equal to the trust common securities in priority of payment, but will rank prior to the trust common securities if and so long as we fail to make principal or interest payments on the debt securities. Concurrently with the issuance of the debt securities and the trust preferred and common securities, we issued a guarantee related to the trust securities for the benefit of the holders.

     The stated maturity of the debt securities is April 6, 2034. In addition, the debt securities are subject to redemption at par at our option, subject to prior regulatory approval, in whole or in part on any interest payment date after the interest payment date in April 2009. The debt securities are also subject to redemption prior to April 2009 at a premium of par, depending on the date of redemption, after the occurrence of certain events that would either have a negative tax effect on the Trust or us or would result in the Trust being treated as an investment company that is required to be registered under the Investment Company Act of 1940. Upon repayment of the debt securities at their stated maturity or following their redemption, the Trust will use the proceeds of such repayment to redeem an equivalent amount of outstanding trust preferred securities and trust common securities.

     We will use a portion of the net cash proceeds we received from the issuance of the trust preferred securities to fund the costs and expenses of this offer.

              12. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS
                       AND ARRANGEMENTS CONCERNING SHARES

     As of April 1, 2004, First Federal Bancshares had 1,866,291 shares issued and outstanding, including shares allocated pursuant to our employee stock ownership plan, and had reserved 211,746 shares for issuance upon exercise of outstanding stock options. The 560,000 shares that we are offering to purchase represent approximately 30% of our outstanding shares. As of April 1, 2004, our directors and executive officers as a group, 12 persons, beneficially owned an aggregate of 301,288 shares, including 65,120 shares covered by currently exercisable options granted under our stock option plan, representing approximately 15.6% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options. Directors, officers and employees of First Federal Bancshares who own shares may participate in the offer on the same basis as our other stockholders. We have been advised that none of our directors or executive officers intend to tender any of their shares pursuant to the offer. As of April 1, 2004, 177,507 shares, or approximately 9.5% of the outstanding shares, were held in the employee stock ownership plan. We have also been advised that the trustee of the employee stock ownership plan does not intend to tender any shares pursuant to the offer.

     Assuming we purchase 560,000 shares pursuant to the offer and our executive officers and directors and the trustee of the employee stock ownership plan do not tender any shares pursuant to the offer, then after the purchase of shares pursuant to the offer, our executive officers and directors as a group would own beneficially approximately 22.0% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options. In addition, the employee stock ownership plan would own approximately 13.6% of the outstanding shares.

     The following table provides information as of April 1, 2004 about the persons known to us to be the beneficial owners of more than 5% of our outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

                                                                Percent of
                                               Number of       Common Stock
Name and Address                              Shares Owned      Outstanding
-------------------------------------------   ------------    --------------

Wellington Management Company, LLP            201,000(1)             10.8%
75 State Street
Boston, Massachusetts 02109

First Federal Bank                            177,507(2)              9.5%
Employee Stock Ownership Plan
109 East Depot Street
Colchester, Illinois  62326

Endicott Management Company                   177,700(3)              9.5%
237 Park Avenue
Suite 801
New York, New York 10017

First Financial Fund, Inc.                    170,000(4)              9.1%
Gateway Center Three
100 Mulberry Street
Newark, New Jersey

Lawrence B. Seidman                           130,500(5)              7.0%
100 Misty Lane
Parsippany, New Jersey 07054

----------------------

(1) Based on a Schedule 13G/A filed February 12, 2004. According to this filing, Wellington Management Company, LLP has no voting power over these shares and shares dispositive power over these shares with its advisory clients.
(2) As of April 1, 2004, 56,412 shares had been allocated to participants in the ESOP. The trustee of the ESOP is First Bankers Trust Company, N.A.
(3) Based on information in a Schedule 13G/A filed on February 14, 2003. Endicott Partners, L.P., Endicott Partners II, L.P., Endicott Offshore Investors, Ltd., W.R. Endicott, L.L.C., W.R. Endicott II, L.L.C., Endicott Management Company, Wayne K. Goldstein and Robert I. Usdan are deemed to be beneficial owners of 48,300, 60,450, 51,400, 48,300, 60,450, 68,950,
     177,700 and 177,700 shares, respectively.
(4) Based on a Schedule 13G/A filed February 14, 2003. According to this filing, First Financial Fund, Inc. has sole voting power and shared dispositive power with respect to these shares. These shares are also shown as beneficially owned by Wellington Management Company, LLP, which shares dispositive power over these shares.
(5) Based on information contained in a Schedule 13D/A filed on January 27, 2004. Seidman and Associates, L.L.C.; Seidman Investment Partnership, L.P.; Seidman Investment Partnership II, L.P.; Kerrimatt, L.P.; Federal Holdings, L.L.C.; Lawrence B. Seidman; Dennis Pollack; Pollack Investment Partnership, L.P.; David L. Jansen; and Mark Sill are deemed to be beneficial owners of 41,464, 40,034, 9,655, 9,172, 9,413, 126,500, 3,000,
     10,137, 500 and 500 of these shares, respectively. Lawrence B. Seidman has no beneficial nor pecuniary interest in the shares owned by Dennis Pollack, Pollack Investment Partnership, L.P., David L. Jansen or Mark Sill.

     The following table provides information as of April 1, 2004 about the shares of First Federal Bancshares common stock that may be considered to be beneficially owned by our directors and executive officers, including executive officers of First Federal Bank. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the number of shares shown.

                                                                                 Options          Percent of
                                                             Number of         Exercisable       Common Stock
     Name                                                  Shares Owned      Within 60 Days     Outstanding(1)
     --------                                             ----------------  ----------------   ----------------
     B. Bradford Billings..............................         1,600(2)             600               *
     Franklin M. Hartzell..............................        23,385(3)           3,086               1.4%
     Peggy L. Higgins..................................        12,372(4)           3,588               *
     Murrel Hollis.....................................        21,835(5)           1,986               1.3
     Eldon R. Mette....................................        13,793              4,104               1.0
     Cathy D. Pendell..................................        17,134(6)           4,826               1.2
     Gerald L. Prunty..................................        21,485(7)           2,486               1.3
     Dr. Stephan L. Roth...............................        23,728(8)             343               1.3
     Millie R. Shields.................................        14,203(9)           7,176               1.1
     James J. Stebor...................................        32,003(10)         15,940               2.6
     Richard D. Stephens...............................        21,728(11)          2,243               1.3
     Mark A. Tyrpin....................................        25,707(12)         13,456               2.1

----------------------------------
*Does not exceed 1.0% of the common stock.
(1) Based on 1,866,291 shares of common stock outstanding and entitled to vote as of April 1, 2004, plus the number of shares that may be acquired within 60 days by each individual by exercising stock options.
(2)  Includes 900 shares held by Mr. Billings' spouse.
(3)  Includes 2,500 shares held by Mr. Hartzell's spouse. Also includes
     2,691 unvested shares awarded under our 2001 Stock-Based Incentive Plan for which Mr. Hartzell has voting power but not investment power.
(4) Includes and 2,634 shares allocated to Mrs. Higgins's account under the employee stock ownership plan as to which she has voting but not dispositive power and 6,458 unvested shares awarded under our 2001 Stock-Based Incentive Plan for which Mrs. Higgins has voting power but not investment power.
(5) Includes 3,750 shares held by Mr. Hollis's spouse. Also includes 2,691 unvested shares awarded under our 2001 Stock-Based Incentive Plan for which Mr. Hollis has voting power but not investment power.
(6) Includes 2,970 shares allocated to Mrs. Pendell's account under the employee stock ownership plan as to which she has voting but not dispositive power and 6,458 unvested shares awarded under our 2001 Stock-Based Incentive Plan for which Mrs. Pendell has voting power but not investment power.
(7) Includes 4,550 shares held in trust by Mr. Prunty's spouse. Also includes 2,691 unvested shares awarded under our 2001 Stock-Based Incentive Plan for which Mr. Prunty has voting power but not investment power.
(8) Includes 6,000 shares held in trust by Dr. Roth's spouse. Also includes 2,691 unvested shares awarded under our 2001 Stock-Based Incentive Plan for which Dr. Roth has voting power but not investment power.
(9) Includes 2,439 shares allocated to Mrs. Shields' account under the employee stock ownership plan as to which she has voting but not dispositive power and 6,458 unvested shares awarded under our 2001 Stock-Based Incentive Plan for which Mrs. Shields has voting power but not investment power.
(10) Includes 100 shares held by Mr. Stebor as custodian for his daughter and 6,963 shares allocated to Mr. Stebor's account under the employee stock ownership plan as to which he has voting but not dispositive power. Also includes 10,764 unvested shares awarded under our 2001 Stock-Based Incentive Plan for which Mr. Stebor has voting power but not investment power.
(11) Includes 2,691 unvested shares awarded under our 2001 Stock-Based Incentive Plan for which Mr. Stephens has voting power but not investment power.
(12) Includes 3,737 shares allocated to Mr. Tyrpin's account under the employee stock ownership plan as to which he has voting but not dispositive power and 5,382 unvested shares awarded under our 2001 Stock-Based Incentive Plan for which Mr. Tyrpin has voting power but not investment power.

     Neither First Federal Bancshares, nor any subsidiary of First Federal Bancshares nor, to the best of our knowledge, any of First Federal Bancshares's directors and executive officers, nor any affiliate of any of the foregoing, had any transactions involving our shares during the 60 days prior to the date hereof except for the following transactions:

                                                                                          Type of Beneficial
         Name                Date          Transactions(1)   Number of Shares                 Ownership
----------------------- ---------------- --------------------------------------------------------------------------------
Franklin M. Hartzell           3/2/2004    Option exercise           800                  Direct

Eldon R. Mette                2/24/2004    Option exercise         8,000                  Direct

----------------------------------
(1) None of the individuals borrowed or otherwise obtained funds for the purpose of acquiring or holding securities of First Federal Bancshares.

     Except for outstanding options to purchase shares granted from to time to time over recent years to certain directors and employees, including executive officers, of First Federal Bancshares pursuant to our stock option plan, and except as otherwise described herein, neither First Federal Bancshares nor, to the best of our knowledge, any of our affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any securities of First Federal Bancshares including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

     Except as disclosed in this offer, First Federal Bancshares, its directors and executive officers have no current plans or proposals which relate to or would result in:

     o the acquisition by any person of additional securities of First Federal Bancshares or the disposition of securities of First Federal Bancshares, except for possible exercises, cashless or otherwise, of outstanding options to purchase shares in the ordinary course by executive officers and directors of First Federal Bancshares;

     o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving First Federal Bancshares or any of our subsidiaries;

     o a purchase, sale or transfer of a material amount of assets of First Federal Bancshares or any of our subsidiaries;

     o any change in the present board of directors or management of First Federal Bancshares;

     o any material change in the present dividend rate or policy, or indebtedness or capitalization of First Federal Bancshares;

     o any other material change in First Federal Bancshares's corporate structure or business;

     o any change in our charter or bylaws or any actions which may impede the acquisition of control of First Federal Bancshares by any person;

     o a class of equity security of First Federal Bancshares being delisted from a national securities exchange;

     o a class of equity securities of First Federal Bancshares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     o the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934. See section 7.

               13. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES;
                       REGISTRATION UNDER THE EXCHANGE ACT

     Our purchase of shares pursuant to this offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of stockholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the shares. Based upon published guidelines of the Nasdaq National Market, we believe that following our purchase of shares pursuant to the offer, our remaining shares will continue to qualify to be listed on the Nasdaq National Market.

     The shares are registered under the Securities Exchange Act of 1934, which requires, among other things, that we furnish certain information to our stockholders and the SEC and comply with the SEC's proxy rules in connection with meetings of our stockholders.

                     14. LEGAL MATTERS; REGULATORY APPROVALS

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated herein or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by us as contemplated herein. Should any approval or other action be required, we presently contemplate that the approval or other action will be sought. We are unable to predict whether we may determine that we are required to delay the acceptance for payment of or payment for shares tendered pursuant to this offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to our business. Our obligations under the offer to accept for payment and pay for shares is subject to certain conditions. See section 7.

                       15. FEDERAL INCOME TAX CONSEQUENCES

     General. The following is a discussion of the material United States federal income tax consequences to stockholders with respect to a sale of shares pursuant to the offer. The discussion is based upon the provisions of the Internal Revenue Code, Treasury regulations, Internal Revenue Service rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of the stockholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws, such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or stockholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular stockholders. The discussion assumes that the shares are held as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code. We have neither requested nor obtained a written opinion of counsel or a ruling from the Internal Revenue Service with respect to the tax matters discussed below.

     Each stockholder should consult his or her own tax advisor as to the particular United States federal income tax consequences to that stockholder tendering shares pursuant to the offer and the applicability and effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

     Characterization of the Surrender of Shares Pursuant to the Offer. The surrender of shares by a stockholder to First Federal Bancshares pursuant to the offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under Section 302 of the Internal Revenue Code, the surrender of shares by a stockholder to First Federal Bancshares pursuant to the offer will be treated as a "sale or exchange" of shares for United States federal income tax purposes, rather than as a distribution by First Federal Bancshares with respect to the shares held by the tendering stockholder, if the receipt of cash upon surrender (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete redemption" of the stockholder's interest in First Federal Bancshares, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder, each as described below.

     If any of the above three tests is satisfied, and the surrender of the shares is therefore treated as a "sale or exchange" of shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the shares surrendered pursuant to the offer. Any gain or loss will be capital gain or loss, and will be long term capital gain or loss if the shares have been held for more than one year.

     If none of the above three tests is satisfied, the tendering stockholder will be treated as having received a distribution by First Federal Bancshares with respect to the stockholder's shares in an amount equal to the cash received by the stockholder pursuant to the offer. The distribution will be treated as a dividend, taxable as ordinary income to the extent of First Federal Bancshares's current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of First Federal Bancshares's current or accumulated earnings and profits will be treated as a return of the stockholder's tax basis in the shares, and then as gain from the sale or exchange of the shares. If a stockholder is treated as having received a distribution by First Federal Bancshares with respect to his or her shares, the stockholder's tax basis in his or her remaining shares will generally be adjusted to take into account the stockholders return of basis in the shares tendered.

     Constructive Ownership. In determining whether any of the three tests under
Section 302 of the Internal Revenue Code is satisfied, stockholders must take into account not only the shares that are actually owned by the stockholder, but also shares that are constructively owned by the stockholder within the meaning of Section 318 of the Internal Revenue Code. Under Section 318 of the Internal Revenue Code, a stockholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities and shares that the stockholder has the right to acquire by exercise of an option or by conversion.

     Proration. Contemporaneous dispositions or acquisitions of shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Internal Revenue Code has been satisfied. Each stockholder should be aware that because proration may occur in the offer, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the offer, fewer than all of these shares may be purchased by First Federal Bancshares. Thus, proration may affect whether the surrender of shares by a stockholder pursuant to the offer will meet any of the three tests under Section 302 of the Internal Revenue Code. See section 6 for information regarding each stockholder's option to make a conditional tender of a minimum number of shares. A stockholder should consult his or her own tax advisor regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.

     Section 302 Tests. The receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding shares in First Federal Bancshares actually and constructively owned by the stockholder immediately following the surrender of shares pursuant to the offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the stockholder immediately before the sale of shares pursuant to the offer. Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

     The receipt of cash by a stockholder will be a "complete redemption" if either (i) the stockholder owns no shares in First Federal Bancshares either actually or constructively immediately after the shares are surrendered pursuant to the offer, or (ii) the stockholder actually owns no shares in First Federal Bancshares immediately after the surrender of shares pursuant to the offer and, with respect to shares constructively owned by the stockholder immediately after the offer, the stockholder is eligible to waive, and effectively waives, constructive ownership of all such shares under procedures described in Section 302(c) of the Internal Revenue Code. A director, officer or employee of First Federal Bancshares is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Internal Revenue Code.

     Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's surrender of shares pursuant to the offer results in a "meaningful reduction" in the stockholder's interest in First Federal Bancshares. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. The Internal Revenue Service has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

     Corporate Stockholder Dividend Treatment. If a sale of shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Internal Revenue Code, subject to applicable limitations. Corporate stockholders should, however, consider the effect of Section 246(c) of the Internal Revenue Code, which disallows the 70% dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Internal Revenue Code, if a corporate stockholder has incurred indebtedness directly attributable to an investment in shares, the 70% dividends-received deduction may be reduced.

     In addition, amounts received by a corporate stockholder pursuant to the offer that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Internal Revenue Code. The "extraordinary dividend" rules of the Internal Revenue Code are highly complicated. Accordingly, any corporate stockholder that might have a dividend as a result of the sale of shares pursuant to the offer should review the "extraordinary dividend" rules to determine the applicability and impact of such rules to it.

     Additional Tax Considerations. The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain," which is the excess of net long-term capital gains over net short-term capital losses, for the year. Tax rates on long-term capital gain for individual stockholders vary depending on the stockholders' income and holding period for the shares. In particular, reduced tax rates apply to gains recognized by an individual from the sale of capital assets held for more than one year, currently 15 percent or less.

     Stockholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain, or the receipt of any ordinary income, caused by the surrender of any shares to First Federal Bancshares pursuant to the offer.

     Foreign Stockholders. First Federal Bancshares will withhold United States federal income tax at a rate of 28% from gross proceeds paid pursuant to the offer to a foreign stockholder or his agent, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a domestic corporation or domestic partnership, (iii) an estate the income of which from sources without the United States is effectively connected with the conduct of a trade or business within the United States, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Without definite knowledge to the contrary, we will determine whether a stockholder is a foreign stockholder by reference to the stockholder's address. A foreign stockholder may be eligible to file for a refund of the tax or a portion of the tax if the stockholder (a) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above, (b) is entitled to a reduced rate of withholding pursuant to a treaty and First Federal Bancshares withheld at a higher rate, or (c) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business by a foreign stockholder within the United States or that the foreign stockholder is entitled to the benefits of a tax treaty, the foreign stockholder must deliver to the depositary, or other person who is otherwise required to withhold United States tax, a properly executed statement claiming such exemption or benefits. These statements may be obtained from the depositary. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

     Backup Withholding. See section 3 with respect to the application of the United States federal income tax backup withholding.

     The tax discussion set forth above may not apply to shares acquired in connection with the exercise of stock options or pursuant to other compensation arrangements with First Federal Bancshares.

     The tax consequences of a sale pursuant to the offer may vary depending upon, among other things, the particular circumstances of the tendering stockholder. No information is provided with respect to the state, local or foreign tax consequences of the transaction contemplated by the offer. Stockholders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them of tendering shares pursuant to the offer and the effect of the stock ownership attribution rules described above.

             16. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

     We expressly reserve the right, in our sole discretion, to extend the period of time during which the offer is open by giving oral or written notice of the extension to the depositary and making a public announcement thereof. There can be no assurance, however, that we will exercise our right to extend the offer. During any extension, all shares previously tendered will remain subject to the offer, except to the extent that shares may be withdrawn as set forth in section 4. We also expressly reserve the right, in our sole discretion,
(i) to terminate the offer and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934 which requires us either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the offer, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof, by giving oral or written notice of the termination to the depositary and making a public announcement thereof and
(ii) to amend the offer in any respect. Amendments to the offer may be effected by public announcement. Without limiting the manner in which we may choose to make public announcement of any extension, termination or amendment, we shall have no obligation, except as otherwise required by applicable law, to publish, advertise or otherwise communicate any public announcement, other than by making a release to Business Wire, Dow Jones News Service, or another comparable news service, except in the case of an announcement of an extension of the offer, in which case we shall have no obligation to publish, advertise or otherwise communicate the announcement other than by issuing a notice of the extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., Mountain time, on the next business day after the previously scheduled expiration date. Material changes to information previously provided to holders of the shares in this offer or in documents furnished subsequent thereto will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) promulgated by the SEC under the Securities Exchange Act of 1934.

     If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of the terms or information. In a published release, the SEC has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of a material change is first published, sent or given. The offer will continue or be extended for at least ten business days from the time First Federal Bancshares publishes, sends or gives to holders of shares a notice that we will (i) increase or decrease the price we will pay for shares or the amount of the dealer/manager's soliciting fee or (ii) increase, except for an increase not exceeding 2% of the outstanding shares, or decrease the number of shares we seek.

                              17. FEES AND EXPENSES

     Sandler O'Neill & Partners, L.P. will act as the dealer/manager for us in connection with the offer. We have agreed to pay Sandler O'Neill & Partners a total of $0.06 per share purchased by us pursuant to the offer. Sandler O'Neill & Partners will also be reimbursed for certain out-of-pocket expenses. We have agreed to indemnify Sandler O'Neill & Partners against certain liabilities, including liabilities under the federal securities laws, in connection with the offer. Sandler O'Neill & Partners has rendered and may continue to render various investment banking, placement agent and other advisory services to us. It has received, and may continue to receive, customary compensation for such services.

     Georgeson Shareholder Communications, Inc. will act as the information agent in connection with the offer. We will pay Georgeson Shareholder a fee of $7,500 and will reimburse Georgeson Shareholder for certain out-of-pocket expenses. Georgeson Shareholder, as information agent, may contact stockholders by mail, telephone, facsimile, telex, telegraph, other electronic means and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the offer to beneficial owners. We have agreed to indemnify Georgeson Shareholder against certain liabilities, including liabilities under the federal securities laws, in connection with the offer.

     We have retained Computershare Trust Company as depositary in connection with the offer. The depositary will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses. We have agreed to indemnify the depositary against certain liabilities, including liabilities under the federal securities laws, in connection with the offer.

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer, other than the fee of the dealer/manager. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the offer to their customers.

     Neither the dealer/manager, the information agent nor the depositary has been retained to make solicitations or recommendations in connection with the offer.

                 18. WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. Certain information as of particular dates concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is filed with the SEC. We have also filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain additional information relating to the offer. These reports, as well as such other material, may be inspected and copies may be obtained at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. First Federal Bancshares's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "www.sec.gov."

     The offer is being made to all holders of shares. We are not aware of any state where the making of the offer is prohibited by administrative or judicial action pursuant to a valid state statute. If we become aware of any valid state statute prohibiting the making of the offer, we will make a good faith effort to comply with the statute. If, after such good faith effort, we cannot comply with the statute, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in that state. In those jurisdictions whose securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on our behalf by the dealer/manager or one or more registered brokers or dealers licensed under the laws of these jurisdictions.

                                        FIRST FEDERAL BANCSHARES, INC.

April 16, 2004

     Questions and requests for assistance may be directed to the information agent at the telephone number listed below. Additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery or any other tender offer materials may be obtained from the information agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer.

                     The information agent for the offer is:

                   GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
                           17 State Street, 10th Floor
                            New York, New York 10004
                     Banks and Brokers Call: (212) 440-9800
                    All Others Call Toll Free: (800) 501-4292


        The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by the stockholder or the stockholder's broker, dealer, bank, trust company or other nominee to the depositary at the address listed below. Any questions concerning tender procedures may be directed to the depositary at the telephone number listed below.

                        The depositary for the offer is:

                           COMPUTERSHARE TRUST COMPANY
                    By Hand, By Mail or By Overnight Courier:
                          350 Indiana Street, Suite 800
                             Golden, Colorado 80401

                                  By Facsimile:
                                 (303) 262-0606
                         For Eligible Institutions Only

                 Telephone assistance: (303) 262-0600 ext. 4732




                      The dealer/manager for the offer is:

                        SANDLER O'NEILL & PARTNERS, L.P.
                                919 Third Avenue
                                    6th floor
                            New York, New York 10022
                      Telephone: (866) 805-4128 (toll free)